EXHIBIT 12

OHIO POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2010	2011	2012	2013	2014
EARNINGS
Income Before Income Taxes	$842,922	$678,690	$487,817	$635,650	$348,629
Fixed Charges (as below)	269,886	248,026	245,446	215,548	136,127
Total Earnings	$1,112,808	$926,716	$733,263	$851,198	$484,756

FIXED CHARGES
Interest Expense	$242,000	$221,976	$213,100	$182,046	$128,291
Credit for Allowance for Borrowed Funds Used During Construction	3,786	2,350	9,046	10,102	4,436
Estimated Interest Element in Lease Rentals	24,100	23,700	23,300	23,400	3,400
Total Fixed Charges	$269,886	$248,026	$245,446	$215,548	$136,127

Ratio of Earnings to Fixed Charges	4.12	3.73	2.98	3.94	3.56